UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K   Form 20-F    Form 11-K     Form 10-Q     Form N-SAR
            -----         ---          ---           ---           ----

For Period Ended:      December  31, 1998

[ ]  Transition Report on Form  10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

TransCor Waste Services, Inc.
Full Name of Registrant

Former Name if Applicable

1501 Second Avenue, East
Address of Principal Executive Office (Street and Number)

Tampa, FL    33605
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    X     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without reasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The financial statements of TransCor Waste Services, Inc. ("TRCW") as of December 31, 1998, are still in the process of being finalized. We are requesting additional time through this Notification of Late Filing to be able to accumulate and report accurate financial information.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

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Norman S. Dominiak             (813)                          248-3878
(Name)                         (Area Code)                    (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? X Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that any significant changes in the results of operations for the Registrant's year ended December 31, 1998, as compared to prior year's results, will be reflected in the financial statements of the Registrant. (See attached explanation).

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                          TransCor Waste Services, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       March 31, 1999                 By:/S/ NORMAN S. DOMINIAK
                                              ----------------------------------
                                              Norman S. Dominiak, Vice President

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION:

     International   misstatements  or  omissions  of  fact  constitute  Federal
     Criminal Violations (See 18 U.S.C. 1001).

     ATTACHMENT TO PART IV, ITEM 3

     As a result of the sale of the discontinued operations of the solid waste management subsidiary during the year ended December 31, 1998, additional time is needed to file complete and accurate financial statements. Statements of operations for corresponding periods of the prior year will be restated to reflect discontinued operations of the solid waste management subsidiary. The following schedule reflects preliminary income from discontinued operations:


                             YEAR ENDED 12/31/97    YEAR ENDED 12/31/98

---------------------------- -------------------    -------------------

GROSS RECEIPTS                       $32,594,000            $21,526,000

OUTSIDE SERVICES                               0                      0
                             -------------------    -------------------

NET REVENUE                           32,594,000             21,526,000


COST OF REVENUE                       27,769,000             18,176,000
                             -------------------    -------------------

GROSS PROFIT                           4,825,000              3,350,000


SELL, GEN & ADM                        8,093,000              4,002,000
                             -------------------    -------------------

OPERATING INCOME                      (3,268,000)              (652,000)


MINORITY INTEREST                              0                      0

NON-OPER GAIN/(LOSS)                           0                      0

INTEREST EXPENSE                       1,409,000                913,000
                             -------------------    -------------------

INCOME BEFORE TAXES                   (4,677,000)            (1,565,000)


PROVISION FOR TAXES                   (1,735,000)               618,000
                             -------------------    -------------------

NET INCOME                           ($2,942,000)             ($947,000)
                             ===================    ===================


     The proceeds received on the sale of the discontinued operations exceeded the basis in the subsidiary and resulted in a gain of $19,132,000 included in the Consolidated Statements of Operations for the year ended December 31, 1998.